19 November 2008
La Tribune
French
(c) 2008 La Tribune.
Takeover bid: The management rejects the offer price, but Wavecom employees approve of the deal.
The employees’ view is only consultative, but it could have an effect on the hostile takeover bid from Gemalto for Wavecom. Although the board of Wavecom has rejected the smart card manufacturer’s bid on several occasions, the electronic module maker’s employees see things differently. “Provided jobs and technological investment within the company are protected”, the Works Council of Wavecom “believes that the bid made by Gemalto would be favourable to the further expansion of the company”. This position was arrived at after the Gemalto management team had presented their proposals to staff representatives on 24 October. Furthermore, concerned by the decline in the company’s turnover over the past five quarters and the fact that they can discern “no clear strategy from the management team”, the Works Council “was forced to use its right to notify” on 24 September 2008. For Gemalto, the Council’s view makes opposition from the Wavecom board increasingly untenable. All the more so because according to Gemalto, Wavecom was not opposed to the idea of a merger. According to Wavecom’s own statements included in its note, approved by the AMF and published this weekend, in early 2008, the HSBC banking group questioned the management team “on the results of a possible TPI [survey to establish a clearer picture of share ownership – Ed] as part of discussions with a potential partner”. The management team deduced from this “that HSBC would continue to assist it”. Wavecom responds that “there was no proactive action to put the company up for sale”, stressing that these events were merely part of standard commercial relations with the bank.
€822,000 bonus
Further evidence that Wavecom was not averse to the idea of a bid comes in the form of the exceptional €822,000 bonus its CEO, Ronald Black, would receive, “in the event of the acquisition of Wavecom or a change in its control following a public tender offer made at a premium of more than 40% to the market price on the day the offer is submitted.” This feature was “approved” by Wavecom’s Board of Directors on 17 June 2008, some ten days prior to the first official contact with Gemalto Directors. The bonus is in addition to the parachute payment of €1.26m that Wavecom’s CEO would receive were he to be released. The premium offered by Gemalto’s bid was 70%. Wavecom explains that this bonus structure had been under discussion for several months prior to approval. It adds that in any event, despite the existence of this exceptional bonus, Ronald Black has always argued against accepting the offer due to the low price of €7 per share offered by Gemalto. This is given as evidence that he has defended not his own interests but those of all shareholders. And it is these same shareholders who will now have the final word. The tender offer runs to 15 December. For the time being, Wavecom’s share price (€6.26 yesterday) suggests that the market is undecided. To win the day, Gemalto will need to acquire 50% of the shares. Olivier Pinaud
     This news article is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any securities of Wavecom S.A. The terms and conditions of the U.S. Offer are set forth in the U.S. Offer to Purchase dated October 28, 2008 and the related materials, as amended, that Gemalto filed with the U.S. Securities and Exchange Commission (the “Commission”) on Schedule TO. The terms and conditions of the International Offer are set forth in the Note d’Information, as amended, that Gemalto filed with the French Autorité des marchés financiers (the “AMF”), and on which the AMF affixed its visa n° 08-225 on October 24, 2008, in accordance with its conformity decision of October 24, 2008. Wavecom securityholders and other investors are urged to read carefully such offer materials (as updated and amended) prior to making any decisions with respect to the Offers because these documents contain important information, including the terms and conditions of the Offers. Wavecom securityholders and other investors can obtain copies of these tender offer materials and any other documents filed with the Commission from the Commission’s website (www.sec.gov) and with the AMF from the AMF’s website (www.amf-france.org), in each case without charge. Such materials filed by Gemalto will also be available for free at Gemalto’s website (www.gemalto.com).
     Questions and requests for assistance regarding the U.S. offer may be directed to the Information Agent, Georgeson Inc. (the “Information Agent”) (199 Water Street, 26th Floor New York, NY 10038-3650; U.S. Toll Free Number for holders of Wavecom securities in the United States: (800) 257-5271; U.S. Number for banks and brokers: (212) 440-9800). Requests for additional copies of the U.S. offer documents and other materials may be directed to the Information Agent and will be furnished promptly at Gemalto’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the U.S. Offer.
     The publication or distribution of this news article may be subject to statutory or regulatory restrictions in certain countries. The news article is not addressed to individuals subject to such restrictions, either directly or indirectly. Receipt of this news article does not constitute an offer in countries where a tender offer or an offer of securities would be illegal.